February 4, 2019

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Capital One Funding, LLC

Capital One Master Trust

Capital One Multi-asset Execution Trust

Form SF-3 Registration Statement

File Nos. 333-229174, 333-229174-01 and 333-229174-02

Ladies and Gentlemen:

Capital One Funding, LLC, in its capacity as depositor for Capital One Master Trust and Capital One Multi-asset Execution Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 11:00 a.m. (EST) on February 6, 2019 or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (703) 720-3169.

Sincerely yours,

CAPITAL ONE FUNDING, LLC

/s/ Thomas A. Feil
Name: Thomas A. Feil
Title: President